November 29, 2021

Correspondence Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark, Andrew Blume,
Division of Corporation Finance
Office of Manufacturing

Re:	Alcoa Corporation

Form 10-K for the Year Ended December 31, 2020

Form 10-Q for the Quarter Ended September 30, 2021

File No. 001-37816

Ladies and Gentlemen:

On behalf of Alcoa Corporation (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated November 12, 2021 (the “Comment Letter”), regarding the Company’s filings referenced above. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meaning given to them in the above referenced filings.

Form 10-K for the Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Taxes, page 42

1.

Comment: You disclose that beginning in 2021, you will revise the way your “operational tax provision is calculated on an interim basis” and that the provision “will begin to include the interim tax impacts required under GAAP that have previously been excluded from our operational tax provision calculation.” Please explain to us in greater detail the changes made to your interim tax provision and whether it represents a change in accounting principle. In doing so, clarify the nature of the previously excluded items that will now be included, the accounting literature that supports the basis for your treatment, the reasons for the change, and why the change will have “no impact on the GAAP tax provision in any period.”

Division of Corporation Finance

November 29, 2021

Response: The Company calculates its interim period GAAP tax provision in accordance with ASC 740-270 using an annual effective tax rate. There has been no change in the Company’s calculation of its interim period GAAP tax provision, and accordingly, the Company has made no change in accounting principle.

The Company did make a change to how it calculates its adjusted effective tax rate, which is its non-GAAP operational tax calculation. This measure is used by management to assess the tax on operations exclusive of special items and is presented and discussed in quarterly earnings presentations. This change has no impact on the Company’s GAAP tax provision for any period.

Beginning with the first quarter of 2021, the calculation of the Company’s non-GAAP operational tax is calculated on a full year basis in a manner consistent with our GAAP tax provision except for exclusion of the following items:

•	Tax cost or benefit attributable to special items based on the applicable statutory rates in the jurisdictions where the special items occurred; and

•	Discrete tax items (generally unusual or infrequently occurring items, changes in law, items associated with uncertain tax positions, or effects of measurement-period adjustments).

Prior to 2021, our non-GAAP operational tax provision also excluded the interim impact of loss companies (entities with a full valuation allowance) for which no tax benefit was realized. On a full year basis, such impacts netted to zero.

We changed the non-GAAP operational tax provision to a methodology more closely aligned with the GAAP tax calculation to reduce interim period volatility in the non-GAAP operational tax provision as the GAAP tax provision includes the full year impact of loss companies for which no tax benefit was realized, which can fluctuate significantly between interim periods.

Financial Statements

Notes to the Consolidated Financial Statements

B. Summary of Significant Accounting Policies, page 66

2.

Comment: Please tell us and disclose the nature of expenses that you include within the cost of goods sold line item and the nature of expenses that you include within the selling, general administrative, and other expenses line item.

Division of Corporation Finance

November 29, 2021

Response: The following is a description of the nature of expenses that the Company includes within the cost of goods sold line item and the nature of expenses that the Company includes within the selling, general administrative and other expenses line item:

Cost of goods sold. Alcoa includes the following in Cost of goods sold: operating costs of our three segments, excluding depreciation, depletion, amortization, but including all production related costs: raw materials consumed; purchases of metal for consumption or trade; conversion costs, such as labor, materials, and utilities; equity earnings of certain investments integral to the Company’s supply chain; and plant administrative expenses. Also included in Cost of goods sold are: costs related to the Transformation function, which focuses on the management of expenses and obligations of previously closed operations; pension and other postretirement benefit service cost for employees maintaining closed locations; and other costs not included in the operating costs of the segments.

Selling, general administrative, and other expenses. Alcoa includes the costs of corporate-wide functional support in Selling, general administrative, and other expenses. Such function costs include: executive; sales; marketing; strategy; operations administration; finance; information technology; legal; human resources; and government affairs and communications.

We will include these disclosures in the Company’s upcoming Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) under Note B. Summary of Significant Accounting Policies.

Inventory Valuation, page 66

3.

Comment: You disclose that inventories are stated at the lower of cost or market. Please clarify if you recognize inventory at the lower of cost or market or lower of cost or net realizable value and revise your disclosures accordingly. See ASC 330-10-35-1B.

Response: The Company’s inventories are carried at the lower of cost or net realizable value in accordance with ASC 330-10-35-1B. The Company will update the following disclosure in its upcoming 2021 Form 10-K under Note B. Summary of Significant Accounting Policies as follows:

Inventory Valuation. Inventories are carried at the lower of cost or net realizable value, with the cost of inventories principally determined under the average cost method.

S. Contingencies and Commitments, page 108

4.

Comment: We note that Alcoa of Australia Limited (“AofA”) is currently involved in a tax dispute with the Australian Taxation Office and that you are not recognizing any tax expense related to the matter since you believe it is more likely than not that AofA’s tax position will be sustained. Please tell us if you believe this matter falls within the scope of ASC 740 or other literature, such as ASC 450, and how you arrived at your determination. If applicable, tell us how you applied ASC 740-10-30-7 in determining that no additional tax expense was required.

Division of Corporation Finance

November 29, 2021

Response: The Company’s tax position on this matter was analyzed in accordance with ASC 740-10-25 as uncertain income tax positions are specifically excluded from ASC 450. The key questions in AofA’s dispute are whether, for the purposes of Australian tax legislation: (a) the parties to the relevant transactions dealt at arm’s length; and (b) AofA received arm’s length consideration in respect of the relevant supplies of alumina. If AofA can establish that at least one of these questions can be answered in the affirmative, the Australian Taxation Office’s (ATO) claims will fail. The Company performed a thorough legal and factual analysis based on the relevant facts and circumstances. The Company also received external counsel from legal and tax advisors in Australia. The Company has formed the view that it is more likely than not that it can establish that both questions can be answered in the affirmative. The Company does not agree with the ATO’s positions and stands by its tax returns, and accordingly, will continue to defend its position. As the Company concluded, following the above process, that it is more likely than not that AofA’s tax position will be sustained, it has not recognized any tax expense in relation to this matter.

Form 10-Q for the Quarter Ended September 30, 2021

Statement of Consolidated Cash Flows, page 4

5.	Comment: Please tell us what the “Premium paid on early redemption of debt” line item represents and why you reflect it as an addition to operating cash flows. See ASC 230-10-45-15(g).

Response: The “Premium paid on early redemption of debt” line item is included in “Adjustments to reconcile net income to cash from operations” to remove the interest expense related to debt prepayments from operating cash flows and reclassify as cash outflows for financing activities. This is consistent with ASC 230-10-45-15 requiring cash payments for debt prepayment or debt extinguishment to be classified as cash outflows for financing activities. The amount adjusted from operating cash flows is included in the “Payments on debt (original maturities greater than three months)” line item as a cash outflow for financing activities.

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Division of Corporation Finance

November 29, 2021

If you have any questions with respect to the foregoing, please contact me at (412) 315-2744 or Molly Beerman, Senior Vice President and Controller, at (412) 315-2826.

Sincerely,

/s/ William F. Oplinger
William F. Oplinger
Executive Vice President and
Chief Financial Officer